January 17, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Attention:	Tonya Aldave

Re: Spirit Airlines, Inc. Registration Statement on Form S-1 File No. 333-178336

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2011 and amended on December 22, 2011 (“Amendment No. 1”). For your convenience, we have enclosed a courtesy package that includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1.

Amendment No. 2 has been revised to reflect the Company’s responses to certain comments received from the staff of the Commission (the “Staff”) in a telephone conversation with me on January 12, 2012 and to update the filing. For ease of review, we have set forth below each of the comments from that discussion and the Company’s responses thereto.

General

1.	The Staff noted that certain share numbers throughout the filing, including those in the section entitled Principal and Selling Stockholders, remained to be disclosed.

Response: The Company has revised Amendment No. 2 as requested to include such share numbers, including those in the section entitled Principal and Selling Stockholders.

January 17, 2012

Executive Compensation, page 104

2.	The Staff noted that certain compensation information in the Compensation Discussion and Analysis remained to be disclosed.

Response: The Company has revised Amendment No. 2 as requested to include such compensation information in the Compensation Discussion and Analysis.

Exhibits

3.	The Staff noted that Exhibit 5.1, Opinion of Latham & Watkins LLP, was not included in Amendment No. 1.

Response: The Company has revised Amendment No. 2 to include the Opinion of Latham & Watkins LLP as Exhibit 5.1. This opinion is the same form as filed in May 2011 in connection with the Company’s IPO.

* * *

The Company also has filed by separate submission simultaneous with Amendment No. 2 a letter requesting the acceleration of the effective date of Amendment No. 2 so that it becomes effective at 2:00 pm Eastern Time on Thursday, January 19, 2012. The underwriters will be filing their corresponding acceleration request.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc.
Thomas C. Canfield, Spirit Airlines, Inc.
Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP